June 16, 2014

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Bemis Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-05277

Dear Mr. Hiller:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated June 2, 2014.  Set forth below is the Staff’s comment contained in the letter followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis, page 16

1.
We note you attribute changes in various line items to multiple factors although without quantifying the amount attributable to each factor. For example, you disclose on page 19 that the sales decrease in the U.S. Packaging Business Segment resulted from "the impact of plant closings and a divestiture, partially offset by the benefit of improved sales mix" without indicating the amount attributable to each factor. Please quantify the impact of each material factor, consistent with the guidance in FRC §501.04.

Response
In response to the Staff’s comment, in our future filings, beginning with our Form 10-Q for the quarter ending June 30, 2014, as well as in our future Form 10-Ks and Form 10-Qs, we will quantify the impact of material factors noted. As an example of the enhancements we intend to make in response to your comment, we have modified and included an excerpt of our Results of Operations disclosure from our Form 10-K for the year ended December 31, 2013 on Exhibit A. We have underlined the changes from our original filing, and limited our attention to the “2013 versus 2012” information.

2.
Please disclose the extent to which decreases in revenue from year to year were attributable to changes in prices versus changes in volumes sold and describe the underlying reasons for these changes. You may refer to Item 303(a)(3)(iii) of Regulation S-K and FRC §501.12.b.4 if you require further clarification or guidance.

Response
In response to the Staff’s comment, in our future filings, beginning with our Form 10-Q for the quarter ending June 30, 2014, as well as in our future Form 10-Ks and Form 10-Qs, we will quantify the impact of volume and price changes on sales and describe the underlying reasons for these changes, when material. As an example of the enhancements we intend to make in response to your comment, we have modified and included an excerpt of our Results of Operations disclosure from our Form 10-K for the year ended December 31, 2013 on Exhibit A. We have underlined the changes from our original filing, and limited our attention to the “2013 versus 2012” information.

3.	Please clarify within your discussion how the implementation of the enterprise resource planning system impacted operating profit on the segment level.

Response

In response to the Staff’s comment, in our future Form 10-Ks, we will expand our disclosure to highlight the adjustments that were recorded in 2012 in connection with our implementation of an enterprise resource planning system. As an example of the enhancements we intend to make in response to your comment, we have included an excerpt of our Results of Operations disclosure from our Form 10-K for the year ended December 31, 2013 on Exhibit A and underlined changes from our original filing.

STATEMENT

Bemis Company, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s comment.  If you have any questions, please contact the undersigned at (920) 527-5116.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

/s/ Jerry S. Krempa
Jerry S. Krempa, Vice President and Controller

EXHIBIT A

Results of Operations
Consolidated Overview

(in millions, except per share amounts)	2013	2012	2011
Net sales	$5,029.8	$5,139.2	$5,322.7
Net income attributable to Bemis Company, Inc.	212.6	173.8	184.1
Diluted earnings per share	2.04	1.66	1.73

2013 versus 2012
Net sales for the year ended December 31, 2013 decreased 2.1 percent from the same period of 2012. Currency translation reduced net sales by 1.3 percent.  Acquisitions increased net sales by approximately 0.8 percent during the year, which was completely offset by the sales reduction due to divestitures.  ~~The remaining net sales decrease reflects the impact of~~ Our facility consolidation activities reduced net sales by 1.7 percent, reflecting our reduced capacity for certain products. ~~partially offset by the benefit of improved sales mix.~~ The remaining increase in net sales represents an approximate 4 percent benefit from increased selling prices and improved sales mix, partially offset by an approximate 3 percent net sales reduction from lower volume. These changes were principally driven by the performance of our Global Packaging business, as described below.

Diluted earnings per share for the year ended December 31, 2013 were $2.04 compared to $1.66 reported in the same period of 2012.  Results for 2013 included a $0.29 charge associated with facility consolidation and other costs and $0.05 of benefits associated with gains on divestiture and land and building. Results for 2012 included a $0.45 charge associated with facility consolidation and other costs and $0.04 of charges for acquisition-related earnout and transaction payments.

2012 Accounting Practice Harmonization

In the fourth quarter of 2012, financial modules of our ERP system were implemented at a significant number of our locations. ~~In connection with the implementation of an enterprise resource planning system during 2012~~, During that quarter we recorded adjustments primarily to cost of goods sold ~~during the fourth quarter~~ in order to harmonize the application of certain accounting practices and provide consistency among the business segments. These adjustments which were made to individual locations across our segments, as referenced in the respective business segment discussions and summarized in the chart below, ~~made to individual locations across the segments~~ substantially offset one another.

(dollars in millions)	Benefit (detriment)
U.S. Packaging	$13.8
Global Packaging	(16.4)
Pressure Sensitive Materials	0.5
Total	$(2.1)
(Table represents an addition to original filing)

U.S. Packaging Business Segment
Our U.S. Packaging segment represents all food, consumer, and industrial products packaging-related manufacturing operations located in the United States. Our U.S. Packaging business segment provides packaging to a variety of end markets, including applications for meat and cheese, dairy and liquids, confectionery and snack foods, frozen foods, lawn and garden products, health and hygiene products, beverages, bakery goods, and dry foods.

(dollars in millions)	2013	2012	2011
Net sales	$2,984.6	$3,040.1	$3,110.7
Operating profit (See Note 21 to the Consolidated Financial Statements)	337.9	366.7	315.0
Operating profit as a percentage of net sales	11.3%	12.1%	10.1%

2013 versus 2012
U.S. Packaging net sales decreased 1.8 percent in the year ended December 31, 2013 compared to the same period of 2012. ~~reflecting the impact of plant closings and a divestiture, partially offset by the benefit of improved sales mix.~~ This change reflects a 1.4 percent reduction in sales due to the impact of facility consolidation activities, in addition to a 1.4 percent reduction associated with a divestiture in May of 2013. The remaining one percent increase in net sales reflects an approximately 2 percent benefit from increased selling prices and improved sales mix, partially offset by an approximately one percent decrease in net sales associated with generally lower unit sales compared to the same period of last year. The net benefit of increased selling prices and improved sales mix reflect our ongoing focus on higher priced, value-added flexible packaging products.

Operating profit for the total year 2013 was $337.9 million, or 11.3 percent of net sales, compared to $366.7 million, or 12.1 percent of net sales in 2012. Operating profit in 2013 and 2012 were negatively impacted by $45.0 million and $42.1 million of facility consolidation and other costs, respectively. Operating profit in 2012 benefited from a favorable fourth quarter adjustment totaling $13.8 million related to the harmonization of certain accounting practices in connection with an enterprise resource planning system implementation.

Global Packaging Business Segment
Our Global Packaging business segment includes all of our packaging-related manufacturing operations located outside of the United States as well as our global medical device and pharmaceutical packaging manufacturing operations. Our Global Packaging business segment provides packaging to a variety of end markets, including applications for meat and cheese, dairy and liquids, confectionery and snack foods, frozen foods, lawn and garden products, health and hygiene products, beverages, medical and pharmaceutical products, bakery goods, and dry foods.

(dollars in millions)	2013	2012	2011
Net sales	$1,492.0	$1,543.5	$1,637.2
Operating profit (See Note 21 to the Consolidated Financial Statements)	106.4	59.9	112.6
Operating profit as a percentage of net sales	7.1%	3.9%	6.9%

2013 versus 2012
Global Packaging net sales of $1.5 billion represented a decrease of 3.3 percent compared to 2012.  The impact of currency translation reduced net sales by 4.8 percent during the year. ~~The impacts of plant closings and acquisitions approximately offset each other during the year.~~ Facility consolidation activities reduced net sales by 3.0 percent, reflecting our reduced capacity for certain products. Our acquisition of a China-based extrusion facility in July 2013 increased net sales by 2.8 percent compared to last year. ~~The remaining increase in Global Packaging net sales reflects the benefit of higher selling prices in 2013~~. The remaining 1.7 percent increase in Global Packaging net sales reflects the net impact of an approximately 12 percent increase in net sales associated with higher selling prices and improved sales mix, partially offset by a net sales decrease of approximately 10 percent related to lower unit sales volumes.  Lower unit sales volumes reflect the impact of economic inflation in Latin America which has increased food prices and reduced consumer demand for grocery products, including applications that use our packaging products.

Operating profit for the total year 2013 was $106.4 million, or 7.1 percent of net sales, compared to $59.9 million, or 3.9 percent of net sales in 2012. The net effect of currency translation decreased operating profit in 2013 by $6.9 million. Operating profit in 2013 and 2012 were negatively impacted by $0.4 million and $26.6 million of facility consolidation and other costs, respectively. The increase in operating profit also reflects the impact of an unfavorable 2012 fourth quarter adjustment totaling $16.4 million related to the harmonization of certain accounting practices in connection with the enterprise resource planning system implementation, and $4.6 million of Mayor Packaging acquisition-related charges in 2012.

Pressure Sensitive Materials Business Segment

The Pressure Sensitive Materials business segment offers adhesive products to three markets:  prime and variable information labels, which include roll label stock used in a wide variety of label markets; graphic design, used to create signage and decorations; and technical components, which represent pressure sensitive components for industries such as the medical, automotive, construction and electronics industries.  Paper and adhesive are the primary raw materials used in our Pressure Sensitive Materials business segment.

(dollars in millions)	2013	2012	2011
Net sales	$553.2	$555.6	$574.8
Operating profit (See Note 21 to the Consolidated Financial Statements)	30.0	37.1	33.4
Operating profit as a percentage of net sales	5.4%	6.7%	5.8%

2013 versus 2012
For the total year 2013, net sales of Pressure Sensitive Materials were $553.2 million, a 0.4 percent decrease from net sales in 2012.  Currency effects increased net sales by 1.1 percent. ~~Lower unit sales of value-added graphic and technical products negatively impacted sales mix during the year.~~ The remaining 1.5 percent decrease in net sales reflects an approximately 3 percent decrease associated with lower selling prices and unfavorable sales mix, partially offset by generally higher unit sales volumes. Increased unit sales of label products and lower unit sales of value-added graphic and technical products negatively impacted sales mix during the year.

Operating profit was $30.0 million or 5.4 percent of net sales in 2013, compared to $37.1 million or 6.7 percent of net sales in 2012.  Lower operating profits during the year reflect lower unit sales of value-added graphic products sold primarily in Europe for advertising and promotional applications. Accounting practices harmonization adjustments increased operating profit by $0.5 million in the fourth quarter of 2012.

Consolidated Gross Profit

(dollars in millions)	2013	2012	2011
Gross profit	$972.1	$947.5	$910.2
Gross profit as a percentage of net sales	19.3%	18.4%	17.1%
Gross profit in 2013 reflects an additional $24 million ~~the~~ benefit~~s~~ of cost reductions associated with facility consolidation activities compared to 2012 and improvements in sales mix as noted above in the consolidated overview. Gross profit in 2012 reflects the positive impact of cost reductions, higher selling prices and improved mix, partially offset by lower unit sales volumes and the impact of currency translation. Gross profit in 2011 reflects the negative impact of increasing resin prices during the first half of the year coupled with lower sales volume during the second half of 2011.

Consolidated Selling, General, and Administrative Expenses

(dollars in millions)	2013	2012	2011
Selling, general, and administrative expenses (SG&A)	$509.3	$506.7	$483.4
SG&A as a percentage of net sales	10.1%	9.9%	9.1%
Selling, general, and administrative expenses in 2013 reflect inflationary increases, partially offset by lower employee benefit plan costs of approximately $10 million. SG&A as a percentage of net sales increased modestly in 2013 due to these inflationary increases and decreases in net sales. Selling, general, and administrative expenses in 2012 reflect additional expense related to acquired businesses, higher incentive compensation and pension costs, partially offset by the impact of currency translation. Selling, general, and administrative expenses in 2012 and 2011 included $4.6 million and $4.5 million, respectively, of Mayor Packaging acquisition-related charges.